Exhibit 99.4

November 30, 2017

The Toronto Stock Exchange

Canadian Securities Commissions

CDS Clearing and Depository Services Inc.

The Depository Trust & Clearing Corporation

Dear Sir/Madam:

Re:         The Toronto-Dominion Bank (the "Bank")

- Notice of Meeting and Record Dates

Pursuant to s. 2.2 of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), we advise as follows:

Name of Reporting Issuer	The Toronto-Dominion Bank
Meeting Date	March 29, 2018
Record Date for Notice	February 1, 2018
Record Date for Voting	February 1, 2018
Beneficial Ownership Determination Date	February 1, 2018
Classes or series of securities that entitle the holder to receive notice of the meeting	Common shares
Classes or series of securities that entitle the holder to vote at the meeting	Common shares
Notice & Access - Registered Holders	No
Notice & Access - Beneficial Holders	No

Issuer Sending Material Directly to NOBOs	No

Issuer Paying to Send Material to OBOs	Yes

Whether the meeting is a special meeting[1]	No

Yours very truly,

/s/ Brooke Hales

Brooke Hales

Associate Vice President, Legal

1 As defined by NI 54-101 meaning a meeting at which a special resolution, as defined in the Bank Act (Canada), is expected to be submitted to common shareholders.